Filed by Renewable Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Syntroleum Corporation

SEC File No: 333-193345

Renewable Energy Group Agrees to Acquire Tyson Foods’ Half Ownership of Dynamic Fuels

Deal to Result in REG Owning All of 75-Million Gallon Renewable Diesel Biorefinery

(Ames, Iowa) May 21, 2014 – Renewable Energy Group, Inc. (NASDAQ: REGI) has reached an agreement with Tyson Foods, Inc. (NYSE: TSN) to acquire Tyson’s 50% ownership position in Dynamic Fuels, LLC, the companies announced today.

Completion of the transaction with Tyson Foods, which is contingent upon the closing of REG’s December 2013 announced agreement to acquire substantially all of the assets of Syntroleum Corporation (NASDAQ: SYNM), would give REG full ownership of Dynamic Fuels and its 75-million gallon per year nameplate capacity renewable diesel biorefinery in Geismar, Louisiana. Tyson and Syntroleum formed Dynamic Fuels in 2007 as a 50/50 joint venture. The Geismar facility, completed in 2010, was the first large scale renewable diesel biorefinery built in the U.S.

“Upon closing, this is another milestone for REG in growing our core advanced biofuels business,” said Daniel J. Oh, REG President & CEO. “It gives us the opportunity to further expand our production capacity into new product lines, while growing our overall advanced biofuel manufacturing capability, and bringing on other renewable chemical applications.”

“Selling our interest in Dynamic Fuels to REG provides capital for Tyson to redeploy into other opportunities,” said Andrew Rojeski, Vice President-Renewable Energy for Tyson Foods. “REG is a long-term customer of ours, buying fats, oils and greases to make renewable fuel, and we hope to continue that relationship.”

Under the terms of the agreement, an REG subsidiary would acquire Tyson Foods’ 50% membership interest in Dynamic Fuels by paying Tyson approximately $18 million in cash at closing and up to $35 million in future payments tied to production volume at the Geismar biorefinery over a period of up to eleven and a half years. REG will also fund repayment of approximately $12 million of Dynamic Fuels’ indebtedness to Tyson at closing.

A portion of the development and construction of the Geismar biorefinery was funded by $100 million in Gulf Opportunity Zone Bonds, issued through the Louisiana Public Facilities Authority. Closing of the acquisition from Tyson Foods is conditioned on REG’s replacement of the letter of credit Tyson Foods obtained to support issuance of the bonds or completion of a financing sufficient to refinance the bonds prior to December 31, 2014 on terms acceptable to REG. REG may seek to use existing cash on hand and/or one or more financing vehicles, including public or private debt or equity, to satisfy this condition. Closing is also subject to satisfaction of other customary closing conditions.

REG currently owns eight operating biodiesel refineries in Iowa, Illinois, Minnesota and Texas that have a combined annual nameplate production capacity of 257 million gallons. With the addition of the Geismar facility, the company’s total advanced biofuel annual nameplate production capacity would increase to 332 million gallons.

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About Renewable Energy Group

Renewable Energy Group, Inc. is a leading North American biodiesel producer with a nationwide distribution and logistics system. Utilizing an integrated value chain model, Renewable Energy Group is focused on converting natural fats, oils and greases into advanced biofuels and on converting diverse feedstocks into renewable chemicals. With 257 million gallons of annual nameplate production capacity at biorefineries across the country, REG is a proven biodiesel partner in the distillate marketplace.

For more than a decade, REG has been a reliable supplier of biodiesel which meets or exceeds ASTM quality specifications. REG sells REG-9000™ biodiesel to distributors so Americans can have cleaner burning fuels that help diversify the energy complex and increase energy security. REG-9000™ biodiesel is distributed in most states in the U.S.

About Tyson Foods

Tyson Foods, Inc. (NYSE TSN), with headquarters in Springdale, Arkansas, is one of the world’s largest processors and marketers of chicken, beef and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500. The company was founded in 1935 by John W. Tyson, whose family has continued to be involved with son Don Tyson leading the company for many years and grandson John H. Tyson serving as the current Chairman of the Board of Directors. Tyson Foods produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. The company provides products and services to customers throughout the United States and approximately 130 countries. It has approximately 115,000 Team Members employed at more than 400 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson Foods strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

Additional Information about the Syntroleum Transaction and Where to Find It

This press release is not a solicitation of a proxy from any security holder of Syntroleum Corporation. REG has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 in connection with the Syntroleum transaction, which includes Syntroleum’s definitive proxy statement and REG’s prospectus for the Syntroleum transaction. Syntroleum mailed the definitive proxy statement/prospectus to its stockholders on or about April 21, 2014. THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT REG, SYNTROLEUM, THE PROPOSED ASSET SALE AND DISSOLUTION OF SYNTROLEUM AND RELATED MATTERS. BEFORE MAKING ANY VOTING AND INVESTMENT DECISION WITH RESPECT TO THE TRANSACTIONS DESCRIBED THEREIN, INVESTORS AND STOCKHOLDERS OF SYNTROLEUM ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC. The registration statement, the proxy statement/prospectus and other documents can be obtained free of charge through the website maintained by the SEC at www.sec.gov, at REG’s website at www.regi.com under the tab “Investor Relations” and then “Financial Information” and “SEC Filings,” at Syntroleum’s website at www.syntroleum.com under the tab “Investor Relations” and then “SEC Filings,” from Renewable Energy Group Investor Relations, 416 S. Bell Avenue, Ames, Iowa 50010, telephone: 515-239-8091, or from Syntroleum Investor Relations, 5416 S. Yale Ave., Suite 400, Tulsa, Oklahoma 74135, telephone: 281-224-9862.

Participants in the Solicitation of Syntroleum Stockholders

Syntroleum and REG and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Syntroleum stockholders in connection with the Syntroleum transaction and the other proposed transactions described in the definitive proxy statement/prospectus referred to above. Information regarding the special interests of these directors and executive officers in the proposed transactions is included in the definitive proxy statement/prospectus referred to above.

Note Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, including statements regarding the completion of Tyson and Syntroleum transactions, REG’s intentions with respect to refinancing the Dynamic Fuels bonds, and the potential benefits of the transactions. These forward-looking statements are based on current expectations, estimates, assumptions and projections that are subject to change, and actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, REG’s ability to refinance the Dynamic Fuels bonds on terms acceptable to REG and to complete the Syntroleum transaction, which are conditions to closing, the satisfaction of other closing conditions to the transaction; REG’s ability to integrate Dynamic Fuel’s business with its own, whether or not the acquisition of substantially all the assets of Syntroleum is consummated and, if consummated, REG’s ability to successfully integrate Syntroleum’s assets and employees into REG’s existing business, whether Dynamic Fuels will be able to produce renewable diesel profitably, if at all, changes or events affecting the business, financial condition or results of operations of either REG or Dynamic Fuels prior to or following the closing of the transaction, potential changes in governmental programs and policies requiring or encouraging the use of biofuels, including RFS2, changes in the spread between biodiesel prices and feedstock costs, the future price and volatility of feedstocks, the future price and volatility of petroleum and products derived from petroleum, availability of federal and state governmental tax credits and incentives for biodiesel production, the effect of excess capacity in the biodiesel industry, unanticipated changes in the biodiesel market from which REG generates almost all of its revenues, and other risks and uncertainties described from time to time in REG’s annual report on Form 10-K, quarterly reports on Form 10-Q and other periodic filings with the SEC. The forward-looking statements are made as of the date of this press release and REG does not undertake to update any forward-looking statements based on new developments or changes in its expectations.

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